J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Piper Jaffray & Co.

345 Park Avenue, Suite 1200

New York, NY 10154

October 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
Justin Dobbie
Sasha Parikh
Angela Connell

Re: Oyster Point Pharma, Inc.

Registration Statement on Form S-1

File No. 333-234104

Acceleration Request

Requested Date: October 30, 2019

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Oyster Point Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on October 30, 2019, or as soon thereafter as practicable, or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between October 21, 2019 through the date hereof we have distributed approximately 2,290 copies of the Company’s preliminary prospectus dated October 21, 2019 to prospectus underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J. P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Authorized Signatory

PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]